China Ceramics Co., Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

November 3, 2011

Rufus Decker Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	China Ceramics Co., Ltd.
Form 20-F for the Year ended December 31, 2010
Filed April 4, 2011
File No. 1-34944

China Ceramics Co., Ltd. (the “Company”) hereby acknowledges that, in connection with the letter submitted by Loeb & Loeb LLP on behalf of the Company in response to comments issued by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 20, 2011 regarding the Company’s Annual Report on Form 20-F filed April 4, 2011:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer